Exhibit (e)(26)

STOCK PURCHASE AGREEMENT

     The following sets forth the terms of a Stock Purchase Agreement between Net2Phone, Inc. ("N2P") and IDT Corporation, Inc. ("IDT, Inc.") and is intended to be binding on the parties hereto ("Purchase Agreement").

1.	Purchase: As of the date hereof, IDT, Inc. has purchased 500 Shares ("Shares") of Adir Technologies, Inc. ("Adir") owned by Ilan Slasky and simultaneous with the execution and delivery of this Purchase Agreement IDT, Inc. has transferred such shares to N2P free and clear of any and all liens and encumbrances liens in consideration for 273,798 shares of N2P common stock ("Stock") at $5.20 (closing price on January 24, 2002), the receipt of which Shares and Stock is hereby acknowledged by the respective parties.

2.	Restricted Stock Taken for Investment. IDT, Inc. acknowledges that the Stock has been acquired by it for investment purposes and not for purposes of distribution. IDT, Inc. further acknowledges that it is an "affiliate" of N2P, as such term is understood under Rule 144 promulgated under the Securities Act of 1933. Accordingly, the certificate for the Stock bears a legend restricting the free transfer of the Stock without registration or other compliance with the requirements of the applicable securities laws. IDT, Inc. is fully familiar with the business activities of N2P and has had full access to such information as it has required or deemed appropriate concerning the financial condition and business affairs of N2P.

3.	Liquidity Guaranty. On January 31,2007, Net2Phone shall pay to IDT, Inc. the excess of $1,423,750.00 ("Guaranteed Value") less the fair market value of the Stock on such date.

The Guaranteed Value shall be reduced by the total "Opportunity Value" of the Stock. "Opportunity Value" shall mean the highest of (a) the average of the 10 highest closing sales prices of the Net2Phone common stock as quoted on NASDAQ (or on the New York or American Stock Exchange if the common stock shall be listed on one of such Exchanges) for all such dates between the date hereof and January 31, 2007 as the Stock shall be saleable as registered shares, pursuant to Rule 144 or otherwise, or (b) the aggregate value of all consideration paid or payable to IDT with respect to sales of shares of Stock between the date hereof and January 31, 2007 or (c) the consideration for the Stock offered to IDT, Inc. by a bona fide purchaser(s) between the date hereof and January 31,2007.

4.	Entire Agreement Amendment: This Stock Purchase Agreement contains the entire understanding of the parties with respect to the subject matter hereof and, cancels and supersedes any and all other agreements between the parties with respect to the subject matter hereof. Any amendment or modification of this Separation Agreement shall not be binding unless in writing and signed by the parties hereto.

5.	Governing Law: This Stock Purchase Agreement shall be governed by and enforceable in accordance with the laws of the State of New Jersey, without giving effect to the principles of conflict of laws thereof and the resolution of any dispute relating to this Separation Agreement shall be venued within the State of New Jersey.

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6.	Counterparts: This Stock Purchase Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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     IN WITNESS WHEREOF, the parties have hereunto set their hands and seals to the Stock Purchase Agreement between Net2Phone, Inc. and IDT, Inc. on this 25th day of January, 2002.

ATTEST:	Net2Phone, Inc.

/s/	By:	/s/

ATTEST:	IDT, Inc.

/s/	By:	/s/ Jim Courter